UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38665

CooTEK (CAYMAN) INC.

11F, T2, No.16, Lane 399, Xinlong Road

Minhang District, Shanghai, 201101

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CooTek Receives the Resignation Notice from its Depositary and Makes Interim Determination Regarding Successor Appointment

On April 2, 2025, CooTek (Cayman) Inc. (“CooTek” or the “Company”) was notified by the Deutsche Bank Trust Company Americas (the “Depositary”) of its resignation as Depositary Bank of CooTek’s American Depositary Receipt ("ADR") program. According to the deposit agreement dated September 27, 2018, among the Company, the Depositary and holders of American Depositary Shares (“ADSs”), as amended by an Amendment No.1 to the deposit agreement dated May 9, 2022 (the “Deposit Agreement”), CooTek shall use reasonable efforts to appoint a successor depositary on or before 90 days from the delivery of this notice of resignation. If no successor is appointed by the expiry date, the Depositary may terminate the Deposit Agreement by mailing notice of such termination to the holders of all ADSs then outstanding at least 30 days prior to the date fixed for such termination.

After thorough evaluation, the Board of Directors of the Company has made the interim decision not to appoint a successor depositary at this time, as maintaining the ADR program is no longer cost-effective. This decision is not final and will be revisited as circumstances evolve.

While this decision reflects the Company’s current assessment of cost-benefit considerations, the Company retains the flexibility to reevaluate this position should market conditions or shareholder needs materially change in the future. The Company will continue to monitor the situation and may consider engaging a new depositary if warranted.

Notwithstanding this interim arrangement, the Company remains committed to complying with applicable reporting requirements under the U.S. Securities Exchange Act of 1934. The Company will maintain regular filing schedule, including annual reports on Form 20-F and current reports on Form 6-K, which will remain accessible to investors through the SEC's EDGAR system at www.sec.gov.

About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers pan-entertainment mobile applications, focusing on online literature and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users.

For more information on CooTek, please visit ir.cootek.com.

For investor inquiries, please contact:

CooTek (Cayman) Inc.

Email: ir@cootek.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors, Chief Technology Officer and Acting Chief Financial Officer

Date: June 25, 2025